Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	J. Brennan Ryan (Admitted in GA & FL) Tel: 404.322.6218 brennan.ryan@nelsonmullins.com

July 1, 2009

Via Edgar and Facsimile

Mr. Hugh West
Branch Chief
United Stated Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20002

     Re:     Congaree Bancshares, Inc.
                Form 10-KSB for the Fiscal Year Ended December 31, 2007

                Form 10-Q for the Fiscal Quarters Ended March 31, 2008, June 20, 2008 and
                September 30, 2008

                File No. 000-52592

Dear Mr. West:

On behalf of Congaree Bancshares, Inc. (the “Company”), this letter is being filed with your office in response to the Staff’s comments in your letter dated March 4, 2009.

We have repeated the Staff’s comments followed by the Company’s response below to aid in your review.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Note 11 – Income Taxes, page 53

1.      We read your response to comment two in your letter dated February 10, 2009; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the lack of objective positive evidence. Also, we re-emphasize paragraphs 102 and 103 of SFAS 109; in this regard, the cumulative loss in recent years is a significant piece of objective negative evidence that is difficult to overcome. Please revise your annual and interim financial statements accordingly.

July 1, 2009

Response:

After discussion with the SEC staff between January and March 2009 and discussion among its management, accountants and audit committee regarding the deferred tax asset, the Company determined it was appropriate to restate the financial statements included in its Annual Report on Form 10-KSB for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 (the “Original Periodic Reports”) to reflect the inclusion of a valuation allowance that offset the deferred tax asset.

     The Company restated its financial statements included in the Original Periodic Reports to reflect a valuation allowance of $1,352,119 for its deferred tax asset that offset the previously recorded deferred tax benefit of $982,682 for the year ended December 31, 2007. The restatement eliminated the previously recorded deferred tax benefit of $982,682 for the year ended December 31, 2007 and $211,761, $284,878 and $253,705 for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively. These amendments to the Original Periodic Reports were filed on March 31, 2009.

On behalf of the Company, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions regarding this letter.

                                                                           Sincerely,

                                                                           /s/ J. Brennan Ryan

                                                                           J. Brennan Ryan

cc:     Mr. Charlie T. Lovering, Chief Executive Officer and Chief Financial Officer
         Mr. Dave Irving, Staff Accountant